UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41448

Gorilla Technology Group Inc.

(Translation of registrant’s name into English)

Meridien House

42 Upper Berkeley Street

Marble Arch

London, United Kingdom W1H 5QJ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Explanatory Note

On July 15, 2024, Gorilla Technology Group Inc., a Cayman Islands exempted company (the “Company”), issued a press release announcing that Keith Levy was appointed to the Company’s Board of Directors, effective July 12, 2024. The press release is furnished as Exhibit 99.1 to this report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amended report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gorilla Technology Group Inc.

Date: July 15, 2024	By:	/s/ Jayesh Chandan
	Name:	Jayesh Chandan
	Title:	Chief Executive Officer (Principal Executive Officer)

Exhibit Index

Exhibit	Description
99.1	Press release dated July 15, 2024

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